Exhibit 99.2

Millar Western Forest Products Ltd.
Management’s Discussion and Analysis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K.  Our financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP.  For a further discussion of these differences, see note 22 in our audited financial statements, included elsewhere in this annual report on Form 6-K.

General

Our two operating segments are pulp and lumber.  The pulp segment consists of a bleached chemi-thermomechanical pulp (BCTMP) mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps.  With the acquisition of the Fox Creek facility in July 2007, the lumber segment now consists of three sawmills producing SPF dimension lumber.  The other facilities are located at Whitecourt and Boyle, Alberta.  Our corporate and other activities are based at the Company’s office in Edmonton, Alberta.

Our operating results are largely affected by the prevailing market prices for pulp and lumber.  The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels.  In addition, Canadian lumber markets and our results have been significantly impacted by the softwood lumber dispute between Canada and the United States, which was resolved by the Softwood Lumber Agreement reached in October 2006.  See note 10 to our audited financial statements for a further explanation of the resolution to the dispute and return of duty deposits in 2006.

Our operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, because prices for our products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars, and because we have debt in U.S. dollars.  In 2007, approximately 77% of our revenue was denominated in U.S. dollars, while most of our operating costs were incurred in Canadian dollars.  In order to mitigate the impact of foreign exchange volatility on our operating results, we have entered into foreign exchange forward contracts to partially hedge our exposure to fluctuations in U.S. dollar revenues and we have incurred substantially all of our debt in U.S. dollars.

Freight and other distribution costs have an impact on our operating results, as the majority of our products are exported.  In 2007, approximately 77% of our revenue was derived from shipments to customers outside of Canada.  Our ability to compete in the markets to which we export our products is dependent upon efficient and cost-effective transportation to these markets.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies.  Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber.  Substantially all of the fiber requirements for our pulp mill and sawmill facilities are supplied from fiber resources held under long-term agreements with the Government of Alberta and from multi-year fiber agreements with other forest products companies, providing a secure supply of fiber and stable costs on a sustainable basis.  We purchase the balance of our fiber requirements on the open market.

Electricity costs represent approximately 25% of our manufacturing costs for pulp and approximately 5% for lumber, and fluctuations in the price of electricity affect our cost of products sold.  In January 2001, we acquired long-term power purchase rights to insulate our pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to the operating segments based on electricity consumption.

(1)

Results of Operations

The following table sets out our segmented operating and financial results for the periods indicated.

	Year ended December 31,
	2005	2006	2007
	(in millions of Canadian dollars)
Revenue
Lumber	$138.1	$122.7	$119.9
Pulp	159.7	176.1	205.2
Corporate and other	6.5	6.5	2.1
Total	$304.3	$305.3	$327.2
Operating earnings (loss)
Lumber	$2.8	$27.2	$(18.4)
Pulp	11.4	25.9	27.5
Corporate and other	(10.2)	(12.2)	(12.7)
Total	$4.0	$40.9	$(3.7)

Financing expenses-net	$(17.6)	$(13.6)	$(16.5)
Unrealized exchange gain (loss) on long term debt	7.4	(.1)	33.1
Other income (expense)	(4.9)	31.2	(3.5)
Earnings (loss) before income taxes	(11.0)	58.4	9.4
Income tax (recovery)	4.1	13.8	(7.1)

Net earnings (loss)	$(7.0)	$44.6	$16.5

The Company’s 2007 results were indicative of year-long trends of pulp market strength and lumber market weakness, each continuing to exceed expectations.  Rising freight costs and insufficient railcar availability remained challenges for both segments.  Productivity and cost improvements coupled with stronger sales volumes contributed to the operations’ competitive position in their respective sectors.

With an operating loss of $3.7 million, 2007 results were considerably below those of 2006, which had benefited from the refund of countervailing and antidumping duties of $31.8 million. Sales revenues increased $21.9 million, as the impact of higher pulp prices and increased pulp and lumber shipments outweighed the effects of lower lumber prices and the continued appreciation of the Canadian dollar relative to the U.S. dollar. The Canadian dollar increased from an average of US$0.884 in 2006 to an average of US$0.931 in 2007.

The negative impact of exchange rate changes was partially mitigated by $33.1 million of unrealized gains on our U.S. dollar-denominated debt during the year.

There was no payment made under the Employee Profit Share Plan due to the weak results in 2007, as was the case in 2005.  Positive results in 2006, largely due to the return of countervailing and antidumping duties, had generated a profit-share payment of $4.1 million, which was deducted from operating earnings.  The profit-sharing plan is based on a percentage of earnings before income tax.

(2)

Lumber	Year ended December 31,
	2005	2006	2007

Production-SPF-mmfbm	335	363	389
Shipments-SPF-mmfbm	333	342	408
Benchmark price-SPF#2&Better-US per mfbm.	$353	$296	$245

Sales-millions	$138.1	$122.7	$119.9
EBITDA[1]-millions	$11.5	$35.2	$(9.4)
EBITDA margin-%	8%	29%	-8%
Operating earnings-millions	$2.8	$27.2	$(18.4)
Capital expenditures-millions	$13.7	$11.1	$7.0

Ongoing weakness in the U.S. housing market continued to negatively affect demand and pricing for softwood lumber.  Despite a decline of 17% in the average benchmark price of lumber (Random Lengths SPF #2 & Better), revenue from the segment declined only 2.3% compared to 2006, to $119.9 million, reflecting higher sales volumes.  Lumber shipments were 408 million board feet for the year, up from 342 million board feet shipped in 2006 and from 333 million shipped in 2005.  This increase reflects higher productivity at our Whitecourt and Boyle operations, as well as modest contributions from the acquisition of the Fox Creek sawmill in August 2007.   Shipments exceeded production for the year, resulting in reduced inventories.

Period-to-period comparisons of the per-unit cost of products sold are affected by the return of softwood lumber duty deposits in the fourth quarter of 2006 and by a further $2.3 million adjustment to the net realizable value of inventory in 2007 for a total of $3.9 million.  Without these adjustments, lumber unit costs would have declined 9% on the year, due to continued management and employee efforts to improve the mills’ competitive positions in the industry.

Despite the operational improvements, the lumber segment realized an $18.4 million operating loss for the year.

Capital expenditures of $7.0 million for the year were spent on completing log entry improvements at our Boyle facility, safety upgrades at Fox Creek and a new dry kiln at Whitecourt.

______

1	Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization or property, plant and equipment and other assets.

(3)

Pulp	Year ended December 31,
	2005	2006	2007

Production-thousands of tonnes	293	298	307
Shipments-thousands of tonnes	286	297	320
Benchmark price-NBSK, US per tonne	$646	$681	$800
Benchmark price-BEK, US per tonne	$587	$642	$707

Sales- millions	$159.7	$176.1	$205.2
EBITDA[1]-millions	$18.5	$34.9	$37.7
EBITDA margin-%	12%	20%	18%
Operating earnings-millions	$11.4	$25.9	$27.5
Capital expenditures-millions	$2.8	$1.1	$1.0

At $205.2 million, 2007 revenue from the pulp segment was much improved over previous years, on strong sales volumes and higher pricing.  Although U.S. dollar-denominated pricing rose significantly, up 10% year over year, the negative impact of the Canadian dollar appreciation resulted in mill nets that were only 8%, or approximately $50/tonne, higher for the full year.

Pulp cost of products sold was considerably higher in 2007, largely due to increased freight costs, primarily on break-bulk shipping to Europe, and to the impact of the annual maintenance shutdown, held in the third quarter of 2007, which had been deferred in 2006.

The strength of the pulp market in 2007 resulted in operating earnings of $27.5 million, compared to earnings of $25.9 million for the year 2006.

Power costs in the pulp segment were reduced by $19.8 million as a result of the allocation of 93% of the gain from the power purchase rights in 2007.  The remaining 7% was allocated as a cost reduction in the lumber segment.  Similarly, the power purchase rights reduced pulp and lumber costs by $25.7 million in 2006 and by $18.7 million in 2005.

Pulp segment capital expenditures remained very modest, with $1 million spent in 2007 on maintenance-of-business projects.

(4)

Corporate

	Year ended December 31,
	2005	2006	2007
	(in millions of Canadian dollars)

Revenue	$6.5	$6.5	$2.1
EBITDA[1]	$(8.3)	$(10.3)	$(10.8)
Operating loss	$(10.2)	$(12.2)	$(12.7)
Capital expenditures	$0.8	$0.0	$1.0

Revenue from corporate and other activities was primarily the result of fees earned under administration and marketing agreements with the Meadow Lake Pulp Limited Partnership (MLPLP).  These service agreements ended in the second quarter of 2007 and are no longer in effect.

General and administrative costs were essentially unchanged in 2007 compared to 2006, as any reductions arising from the cessation of the MLPLP contracts had been achieved in 2006.  The difference in costs between 2007 and 2006 reflects the impact of the employee profit-sharing plan, which resulted in a $4.1 million charge against operating earnings in 2006.  There was no employee profit-sharing charge in 2007 or in 2005.

Financing Expenses

Financing expenses were $3.0 higher in 2007 compared to the previous year, despite the favorable impact of the rising Canadian dollar on U.S. dollar-denominated interest payments.  Financing expenses in 2006 benefited from $4.2 million of interest income received on the softwood lumber duty deposits.

Unrealized exchange gain (loss) on long term debt

Long-term debt of US$190 million was translated at the year-end exchange rate of $1.0088 on December 31, 2007, compared to rates of $0.8581 on December 31, 2006, and 0.8585 on December 31, 2005, resulting in an unrealized gain of $33.1 million, compared to an unrealized loss of $114 thousand in 2006 and an unrealized gain of $7.4 million in 2005.

Other income (expense)

In May 2006 the company sold its interest in one of two agreements that comprised the power-purchase rights and concurrently acquired a greater interest in the remaining agreement.  These transactions were accounted for as a sale and purchase, respectively, resulting in a gain of $32.7 million, an increase in other assets of $46.9 million and an increase in long-term debt of $15.6 million.

In 2007 the Company was provided a further loan of $5.1 million in connection with the sale of power purchase rights that took place in 2006.  The loan is carried at fair value and the fair value adjustment of $2.4 million has been recorded in 2007 as an additional gain on sale.

There was a $5.7 million foreign exchange loss on working capital in the year, due to the strength of the Canadian dollar.  This compares unfavorably with a $130 thousand dollar gain in 2006 and a $580 thousand dollar loss in 2005.

On December 28, 2005, the Meadow Lake Pulp Limited Partnership (MLPLP) was granted protection under the Companies Creditors Arrangement Act (CCAA). In 2005 we recorded a $4.3 million provision for loss on amounts receivable from MLPLP, and in 2006 we recorded a further provision for loss of $2.3 million, as it is unlikely that we will recover any portion of the amount that was outstanding at the time of the partnership’s entry into CCAA.

(5)

Income taxes (recovery)

Operating results for the year were subject to income taxes at the statutory rate of 39.1%, compared to 39.5% in 2006 and 40.6% in 2005. The effective tax rate for the year varied from the statutory rate as a result of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange gain on debt, the effect of reductions in future income tax rates and rate differences on tax losses in the current period carried back and applied to investment income in prior tax years.

Liquidity and Capital Resources

	As at December 31,
Summary of Financial Position	2005	2006	2007
	(in millions of Canadian dollars)

Cash	$43.7	$65.0	$24.0
Current assets	$147.3	$180.0	$151.2
Current liabilities	$46.2	$50.3	$44.1
Ratio of current assets to current liabilities	$3.2	$3.6	$3.4
Long-term debt	$221.3	$236.3	$205.3
Shareholder’s equity	$44.4	$89.0	$105.6

The Company ended the year with $24.0 million in cash.  This is down significantly from the $65.0 million held at the end of 2006, and is largely due to the acquisition of the sawmill operation in Fox Creek, a corresponding working capital increase and the capital expenditures for the facilities.

In 2006, we replaced our $25 million revolving credit facility with a $30 million revolving facility that expires on May 31, 2009. The facility is subject to a borrowing formula based on accounts receivable and inventory. On December 31, 2007, there was $30 million available under the facility, of which $2.0 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months.  However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

(6)

	Year ended December 31,
Selected Cash Flow Items	2005	2006	2007
	(in millions of Canadian dollars)

Operating Activities:
Cash provided before change in working capital	$1.6	$44.9	$2.9
Change in non-cash working capital	$(21.6)	$(11.5)	$(17.6)
	$(20.0)	$33.4	$(14.7)

Investing Activities:
Business acquisition	--	--	$(21.8)
Additions to property plant and equipment	$(17.3)	$(12.2)	$(8.9)
Other	--	$0.4	$(0.1)
	$(17.3)	$(11.8)	$(30.8)

Financing Activities:
Increase in other obligations	--	--	$5.1
Repayment of long-term debt	--	$(0.3)	$(0.5)
Dividends	$(15.0)	--	--
	$(15.0)	$(0.3)	$4.6

Increase (decrease) in cash	$(52.3)	$21.3	$(40.9)

At $2.9 million, cash provided from operations in 2007 was significantly lower than cash provided in 2006, which benefited from the refund of softwood lumber duty deposits of $31.8 million and interest received on the deposits of $4.1 million.  Even after adjusting for the duty deposits return, 2007 results compared unfavorably with 2006, as the negative impact of the stronger Canadian dollar more than offset gains in pricing for the pulp segment, while the extremely poor market conditions outweighed improved manufacturing costs for the lumber segment.

Working capital increased by $17.6 million in 2007, in large part due to the working capital build associated with the acquisition of the Fox Creek sawmill operation, primarily in the form of increased on-site and in-bush log inventories.  Gains associated with improvements in Accounts Receivable were offset by an increase in Accounts Payable.  Although lumber inventories were up marginally due to the weakness in the market, their value was lower.  Finished product inventory related to the lumber segment increased by $1.4 million in 2007; however, after the $2.3 million adjustment to reduce inventory to net realizable value, the resulting inventory value was $0.8 million lower than in 2006. Lumber inventory volumes increased during the year due to increased production from the Whitecourt facility and contributions from the new Fox Creek facility.

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million.  The assets purchased included log inventory, buildings, lumber manufacturing equipment with a capacity of 55 mmfbm per year, mobile equipment and coniferous timber quotas.  The results of the Fox Creek operations have been included in the consolidated financial statement since the purchase date and are reflected in the lumber operating segment.

Capital expenditures were $8.9 million in 2007, compared to $12.2 million in 2006.  The main capital projects conducted in 2007 were the installation of an additional kiln at our Whitecourt sawmill and an improvement to the log entry system at Boyle.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loan #1.

(7)

Research and Development

There are no significant research and development activities to report.

Trend Information

Problems in the mortgage industry and a large inventory of unsold homes are expected to continue to depress the U.S. housing market.  As a result, housing starts and lumber prices are expected to remain low through 2008.

Relatively strong economic growth and demand for paper should sustain pulp prices in the early part of the year; however, economic weakness in the U.S. translating to greater global economic weakness, and increases in the supply of hardwood pulp coming from new production capacity in South America and Asia, may put downward pressure on pulp prices later in 2008.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than $2.0 million committed for letters of credit under the revolving credit facility.

Tabular Disclosure of Contractual Obligations

The table below summarizes our contractual obligations as at December 31, 2007.
	Payment due by period
	(in millions)
Contractual Obligations (1)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$205.9	$0.6	$1.5	$1.9	$201.9
Fixed-rate interest(2)	106.2	17.0	33.7	33.3	22.2
Power purchase rights	317.2	20.2	39.9	41.0	216.1
Total	$629.3	$37.8	$75.1	76.2	$440.2

(1)
Contractual obligations means agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but does not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$14.7 million converted at a rate of US$0.980.

(8)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, demand for pulp and paper, residential and commercial construction in North America and Asia, changes in industry production capacity and inventory levels. These factors all have a significant impact on selling prices and our profitability.  The following outlines the sensitivity of our operating earnings over the course of a year to changes in commodity prices.

	Change in realized price(1)	Estimated impact on operating earnings(2)
(in millions of Canadian dollars)
Pulp(3)	US$50/ADMT	$ 15.6
Lumber(4)	US$50/MFBM	$ 21.8

(1)	Assumed exchange rate of US$0.98 = $1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 310,000 ADMT.
(4)	Based on annual shipments of 475 MMFBM and export tax of 15%.

Foreign Exchange

We sell the majority of our products (77% of 2007 revenue) outside of Canada in U.S. dollars.  Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability.  The value of the Canadian dollar was US$1.0220 as at December 31, 2007, compared to US$0.8581 as at December 31, 2006.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in our debt-service payments, substantially all of which are denominated in U.S. dollars.  To further reduce the impact on earnings of fluctuations in currency rates, from time to time we enter into foreign exchange forward contracts. We do not hold or issue foreign currency financial instruments for trading purposes.  Based on sales revenue for the year ended December 31, 2007, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.7 million.

Interest Rate

The interest rates on our long-term debt are fixed. We do not currently use any derivative instruments to manage our exposure to changes in market interest rates, nor do we use any instruments to manage our exposure to changes in foreign currency rates with respect to our U.S. dollar-denominated debt.

 (9)